SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2006

Australia and New Zealand Banking Group Limited
ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 03 November 2006

* Print the name and title of the signing officer under his signature.

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Media Release

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 10 October 2006

ANZ’s call centres in Australia and here to stay

ANZ today confirmed it has no call centres for its Australian customers in India and has a policy dating back to 2005 that all call centres for Australian customers will remain in Australia.

The statement follows claims on page one of today’s Daily Telegraph and other News Limited newspapers that ANZ has customer call centres in Bangalore, India. The article was published despite written advice to the Daily Telegraph on Monday, 2 October that ANZ did not have call centres in India. ANZ is pursuing the matter through legal channels.

As recently as last week, ANZ’s customer call centre was recognised as the best call centre in Australia for the third year in a row by the International Customer Service Professionals.

ANZ Chief Executive Officer Mr John McFarlane said: “ANZ understands customers want to be able to talk to staff in Australia about their banking and financial services needs. As a result, we have a clear policy that all call centres for Australian customers will remain in Australia.

“We are incredibly disappointed that having put this policy in place to reflect the community’s interest in maintaining call centres in Australia that The Daily Telegraph should choose to misrepresent us. For example, the picture shown on page one is not a customer call centre, it is ANZ’s technology centre,” Mr McFarlane said.

ANZ has maintained a technology centre in Bangalore, India since 1989 to take advantage of the availability of highly qualified technology graduates in India. The facility is part of ANZ and is not outsourced to a third party. ANZ currently employs about 1,400 people in Bangalore around 1,100 of whom are in software information technology roles with the remainder in back office roles.

“ANZ is an international bank with over a third of our business outside Australia. It is perfectly reasonable that we should have operations based outside Australia in places like Bangalore provided jobs in Australia are growing, which they are. For example, ANZ has employed around 3,000 additional staff in Australia in recent years including 1,000 people in the last year.

“We need to develop our capability in Bangalore to remain competitive and allow us to continue to grow our business in Australia. This includes opening more branches and employing more staff to serve customers,’ Mr McFarlane said.

Staff in ANZ Bangalore are ANZ employees and operate under the same policies and controls ANZ has in place in Australia, including high standards of privacy and confidentiality. Central records for Australian customers are located in Australia and will remain located in Australia.

Mr McFarlane added: “Customer records are safe at ANZ. They are securely held in our data centres in Australia and will remain located in Australia.”

For media enquiries contact:

Paul Edwards, Head of Corporate Communications

Tel: 03-9273 6955 or 0409-655 550; email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne VIC 3000

Phone 03 9273 6141

Fax 03 9605 3495

31 October 2006

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

SYDNEY NSW 2000

Appendix 3Y – Share Transactions by Mr John McFarlane

The attached Appendix 3Y includes transactions in ANZ shares undertaken on 30 October 2006 by Mr. John McFarlane, Chief Executive Officer of ANZ.

The transactions were:

•                  The purchase of 101,571 shares at an average price of $28.9237 under the Directors’ Share Plan in lieu of salary and annual incentive.

•                  The sale of 101,571 shares from Mr. McFarlane’s personal holdings at an average price of $28.9003.

•                  The purchase of 2,515 shares for Mr. McFarlane’s personal superannuation fund at an average price of $28.95.

As a result of these transactions, Mr. McFarlane’s total direct and indirect holdings of ANZ shares have increased by 2,515 to 1,975,937 shares.

John Priestley

Company Secretary

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

Australia and New Zealand Banking Group Limited gives ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John McFarlane
Date of last Notice	4 September 2006

Part 1 – Change of director’s relevant interest in securities

Ordinary Shares:

Direct interest			487,128
Indirect interest			1,486,294
Nature of indirect interest	Number & Class of Securities
• Bank of New York (as nominee for	ordinary shares	279,445
Self Invested Personal Pension
Scheme)
• Ballimore Pty Ltd (a/c	ordinary shares	76,423
Superannuation Fund)
• ANZEST Pty Ltd
• ANZ Employee Share Acquisition
Plan (ESAP):
• Deferred Shares - vested	ordinary shares	87,190
• Performance Shares — not yet vested	ordinary shares	175,000

• ANZ Directors’ Share Plan (DSP)	ordinary shares	868,236

	Total	1,486,294
No of securities held prior to change			1,973,422
Date of change	30 October 2006
Class	Ordinary shares
Number acquired (Indirect)
• ANZEST Pty Ltd
• ANZ Directors’ Share Plan		101,571

• Ballimore Pty Ltd (a/c		2,515
Superannuation Fund)
Number disposed (Direct)		(101,571)

Nature of Change	On market trades.

Value/Consideration	• 101,571 ordinary shares acquired at an average price of $28.9237 per share.
	• 101,571 ordinary shares sold at an average price of $28.9003 per share.
	• 2,515 ordinary shares acquired at an average price of $28.95 per share.

Number of securities held after change
Direct Interest – (Decreased by 101,571)	(101,571)
Indirect Interest – (Increased by 104,086)	104,086
Total of Interest	1,975,937

Options over unissued ordinary shares:

Direct Interest	1,000,000
Indirect Interest	Nil
No of securities held prior to change	1,000,000
Date of change	N/A
Class	N/A
Number acquired – Direct Interest	N/A
Number disposed of	N/A
Nature of Change	N/A
Value/Consideration	N/A
Number of securities held after change
Direct Interest – (Unchanged)	N/A
Indirect Interest – (Unchanged)	N/A
Total of Interest	1,000,000

Part 2 – Change of director’s interests in contracts - Nil

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited

31 October 2006

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Charles Barrington Goode
Date of last Notice	03 July 2006

Part 1 – Change of director’s relevant interest in securities

Direct			215,638
Indirect interest:			408,553
Nature of indirect interest
• Ravenscourt Pty Ltd	Ordinary Shares	199,788
• ANZEST Pty Ltd
Directors’ Share Plan (“DSP”)	Ordinary Shares	150,300
Directors’ Retirement Scheme	Ordinary Shares	58,465

	Total	408,553
Date of change:	30 October 2006
No of securities held prior to change:			624,191
Class:	Ordinary Shares
Number acquired (Indirect):

• ANZEST Pty Ltd
Directors’ Share Plan (“DSP”)	Ordinary Shares	20,975

	Total	20,975
Number disposed of:	N/A
Nature of change	On market trade
Value/Consideration	$606,674.60
Number of securities held after change:
Direct - Unchanged			215,638
Indirect – Increased (by 20,975)			429,528
Total of interest			645,166

Part 2 – Change of director’s interests in contracts - Nil

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

2 November 2006

1

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Gregory John Clark
Date of last Notice	3 May 2006

Part 1 – Change of director’s relevant interest in securities

Direct			2,000
Indirect interest:			1,920
Nature of indirect interest
• ANZEST Pty Ltd
• Directors’ Share Plan (“DSP”)	Ordinary Shares	1,920

	Total	1,920
Date of change:	30 October 2006
No of securities held prior to change:			3,920
Class:	Ordinary Shares
Number acquired (Indirect):

• ANZEST Pty Ltd
• Directors’ Share Plan (“DSP”)	Ordinary Shares	1,581

	Total	1,581
Number disposed of:	N/a
Nature of change	On market trade
Value/Consideration	$45,728.36
Number of securities held after change:
Direct – Unchanged			2,000
Indirect – Increased (by 1,581)			3,501
Total of interest			5,501

Part 2 – Change of director’s interests in contracts - Nil

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

2 November 2006

1

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Jeremy Kitson Ellis
Date of last Notice	3 May 2006

Part 1 – Change of director’s relevant interest in securities

Direct			64,584
Indirect interest:			47,898
Nature of indirect interest
• Annie Oceana Pty Ltd (Ellis Super Fund A/c)	Ordinary Shares	17,410
• ANZEST Pty Ltd
• Directors’ Share Plan (“DSP”)	Ordinary Shares	8,104
• Directors’ Retirement Scheme	Ordinary Shares	22,384

	Total	47,898
Date of change:	30 October 2006
No of securities held prior to change:			112,482
Class:	Ordinary Shares
Number acquired (Indirect):

• ANZEST Pty Ltd
• Directors’ Share Plan (“DSP”)	Ordinary Shares	1,141

	Total	1,141
Number disposed:	N/A
Nature of change	On market trade
Value/Consideration	$33,001.94
Number of securities held after change:
Direct – Unchanged			64,584
Indirect – Increased (by 1,141)			49,039
Total of interest			113,623

Part 2 – Change of director’s interests in contracts - Nil

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

2 November 2006

1

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John Powell Morschel
Date of last Notice	3 May 2006

Part 1 – Change of director’s relevant interest in securities

Direct			4,000
Indirect interest:			3,422
Nature of Indirect Interest:
• ANZEST Pty Ltd
• Directors’ Share Plan (“DSP”)	Ordinary Shares	3,422

	Total	3,422
Date of change:	30 October 2006
No of securities held prior to change:			7,422
Class:	Ordinary Shares
Number acquired (Indirect):
• ANZEST Pty Ltd
• Directors’ Share Plan (“DSP”)	Ordinary Shares	1,581

	Total	1,581
Number disposed:	N/A
Nature of change	On market trade
Value/Consideration	$45,728.36
Number of securities held after change:
Direct – Unchanged			4,000
Indirect – Increased (by 1,581)			5,003
Total of interest			9,003

Part 2 – Change of director’s interests in contracts - Nil

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

2 November 2006

1